From:  First South Africa Corp., Ltd.
       2665 South Bayshore Drive
       Coconut Grove, Florida  33133
       www.firstsouthafrica.com

       Contact:  Rebecca Freeman (305) 857-5009


--------------------------------------------------------------------------------
                                                           FOR IMMEDIATE RELEASE

               FIRST SOUTH AFRICA CORP., LTD. ANNOUNCES EXTENSION
                   OF EXPIRATION DATE OF COMMON STOCK EXCHANGE
                   OFFERS FOR ITS CLASS A AND CLASS B WARRANTS
                   TO 5:00 P.M. NEW YORK CITY TIME, ON FRIDAY,
                                NOVEMBER 21, 1997

Coconut Grove, FL, November 14, 1997 -- First South Africa Corp., Ltd. (Nasdaq-FSACF) today announced that it has extended the expiration date of the exchange offers for all outstanding Class A and Class B Warrants to 5:00 p.m. New York City time, on Friday, November 21, 1997 unless further extended.

Holders of the Company's Class A and Class B Warrants have been offered the opportunity to convert 3 A and 3 B Warrants for 2 shares of common stock.
Holders of only A Warrants have been offered the opportunity to convert 5 A Warrants for 2 shares of common stock. Holders of only B Warrants have been offered the opportunity to convert 10 B Warrants for 2 shares of common stock. The Company indicated that the offer requires, among other things, the tender of at least 75% of the Class A Warrants and 75% of the Class B Warrants to close. As of November 14, 1997, the Company had note received the tender of 75% of either class.

Should all the Warrants be converted, approximately 1.75 million new shares will be issued.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, which offer is made only by means of the exchange offer documents.